Exhibit 10.2

Employment Agreement

Dated March 1, 2019

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made by and between CORE LABORATORIES N.V. and Christopher S. Hill (“Executive”).

W I T N E S S E T H:

WHEREAS, Executive is currently an employee of Core Laboratories N.V. and/or one or more of its Affiliates (“Company”); and

WHEREAS, Company desires to continue to employ Executive on the terms and conditions, and for the consideration, hereinafter set forth, and Executive is desirous of continuing to be employed by Company on such terms and conditions, and for such consideration.

NOW, THEREFORE, for and in consideration of the amounts and benefits to be paid and provided to Executive under this Agreement and the mutual promises, covenants, and undertakings contained herein, Company and Executive, each intending to be legally bound, hereby agree as follows:

Article I

Employment and Duties

1.1    Employment; Effective Date. Company agrees to employ Executive, and Executive agrees to be employed by Company, beginning as of the Effective Date and continuing for the period of time set forth in Article III of this Agreement, subject to the terms and conditions of this Agreement.

1.2    Position. From and after the Effective Date, Company shall employ Executive in the position of Senior Vice President and Chief Financial Officer, or in such other comparable executive position as Company and Executive may mutually agree.

1.3    Duties and Services. Executive agrees to serve in the position referred to in Section 1.2 and to perform diligently and to the best of Executive’s abilities the duties and services appertaining to such office, as well as such additional duties and services appropriate to such office upon which the parties mutually may agree from time to time. Executive’s employment shall also be subject to the policies maintained and established by Company, as the same may be amended from time to time.

1.4    Other Interests. Executive agrees, during the period of Executive’s employment by Company, to devote Executive’s primary business time, energy, and best efforts to the business and affairs of Company and its Affiliates and not to engage, directly or indirectly, in any other business or businesses, whether or not similar to that of Company, except with the consent of the Supervisory Board of Directors. The foregoing notwithstanding, the parties recognize and agree that Executive may, without consent of the Supervisory Board of Directors, engage in charitable, civic, and other business activities that do not conflict with the business and affairs of Company and in passive personal investments, so long as such activities do not interfere with Executive’s performance of Executive’s duties hereunder.

1.5    Duty of Loyalty. Executive acknowledges and agrees that Executive owes a fiduciary duty of loyalty, fidelity, and allegiance to act at all times in the best interests of Company. In keeping with these duties, Executive shall make full disclosure to Company of all business opportunities pertaining to Company’s business and shall not appropriate for Executive’s own benefit business opportunities concerning the subject matter of the fiduciary relationship.

Article II

Compensation and Benefits

2.1    Base Salary. During the period of this Agreement, Executive shall receive a minimum annual base salary: $365,000. Executive’s annual base salary shall be reviewed by the Supervisory Board of Directors (or a committee thereof) or by the Chief Executive Officer on an annual basis, and, in the sole discretion of the Supervisory Board of Directors (or such committee) or the Chief Executive Officer, such annual base salary may be increased, but not decreased no less than once every calendar year. Executive’s annual base salary shall be paid in equal installments in accordance with Company’s standard policy regarding payment of compensation to executives but no less frequently than monthly.

2.2    Bonuses. Executive shall be eligible to receive a maximum annual bonus of up to 150% of Executive’s annual base salary with the amount of such bonus to be determined by the Committee or the Chief Executive Officer based upon criteria established from time to time by the Committee or the Chief Executive Officer, with such maximum being two-times the “target” bonus as used elsewhere in this Agreement.

2.3    Employee Benefits. While employed by Company, Executive and, to the extent applicable, Executive’s spouse, dependents, and beneficiaries shall be allowed to participate in all benefits, plans, and programs, including improvements or modifications of the same, which are now, or may hereafter be, available to other executive employees of Company (or such Affiliate at whose offices Executive spends a majority of Executive’s working time, as the case may be). Such benefits, plans, and programs shall include, without limitation, any deferred compensation plan, matching share program, performance share program, profit sharing plan, thrift plan, retirement plan, health insurance or health care plan, life insurance (including any available supplemental insurance), disability insurance (including any available supplemental insurance), pension plan, supplemental retirement plan, stock option plan, vacation and sick leave plan, and the like which may be maintained by Company (or such Affiliate, as the case may be) for Executive specifically or for employees of Executive’s seniority and position generally. Company shall not, however, by reason of this Section be obligated to institute, maintain, or refrain from changing, amending, or discontinuing, any such benefit, plan, or program, so long as such changes are similarly applicable to executive employees specifically, and no worse than all other employees generally; provided, however, that in the case of any discontinuation of any such benefit, plan or program, Company shall continue to provide such benefit or coverage through one or more individual insurance plan(s) paid for by Company or be self-funded by Company with comparable individual benefits or coverage at its expense. Neither Executive nor Executive’s spouse, dependents, and beneficiaries are eligible for any post-retirement benefits such as medical care, life insurance, or disability insurance.

2.4    Deferred Compensation Plan Contributions.

(a)    Discretionary Contributions. During Executive’s employment hereunder, Executive shall be allowed to participate in the Core Laboratories Deferred Compensation Plan (as amended from time to time, the “DCP”). Executive shall be eligible to receive unvested contributions from Company to Executive’s “Employer Discretionary Account” (as defined in the DCP) as described in this Section 2.4(a) during each year that Executive is employed hereunder until Executive reaches the age of 70 years. During the first calendar quarter of each year that Executive is employed hereunder, beginning with the first calendar quarter of 2019, if Company’s return on invested capital (“ROIC”) is within the top 75th percentile among the Bloomberg Peer Group based on the trailing twelve months’ ROIC for Company and each member of the Bloomberg Peer Group as of the end of the third calendar quarter of the immediately preceding year (i.e., for the first calendar quarter of 2019, ROIC for Company and each member of the Bloomberg Peer Group would be measured from the third calendar quarter of 2017 through the third calendar quarter of 2018), as determined by the Supervisory Board of Directors (or a committee thereof) in its sole discretion, Company shall credit Executive’s Employer Discretionary Account with an unvested contribution in an amount equal to 10% of Executive’s base salary as of December 31 of the immediately preceding year (such contribution, a “Discretionary Contribution”). Executive shall cease to be eligible to receive additional Discretionary Contributions to Executive’s Employer Discretionary Account after the date that Executive reaches the age of 70 years. For the avoidance of doubt, each Discretionary Contribution is intended to constitute a “Employer Discretionary Deferral” under the DCP and is in addition to any “Employer Matching Deferral” (as defined in the DCP) that may be made by Company on Executive’s behalf.

(b)    Vesting. Executive shall vest as to any and all unvested Discretionary Contributions made to Executive’s Employer Discretionary Account on the date that Executive reaches the age of 62 and 1⁄2 years (the “Vesting Date”) so long as Executive has remained continuously employed by Company or its Affiliate until the Vesting Date; provided that, notwithstanding anything to the contrary contained herein, with respect to any Discretionary Contributions made to Executive’s Employer Discretionary Account after the Vesting Date, Executive shall immediately vest as to each such Discretionary Contribution on the date that Company makes such Discretionary Contribution to Executive’s Employer Discretionary Account. Any unvested contributions made to Executive’s Employer Discretionary Account will become null and void and will be forfeited if Executive’s employment hereunder is terminated prior to the Vesting Date; provided that, notwithstanding the foregoing, if (i) Executive’s employment is terminated by Company for any reason other than those encompassed by Sections 3.2(a), 3.2(b), 3.2(c), or 3.2(d) or Executive’s employment with Company shall be terminated by Executive for Good Reason or (ii) Executive’s employment is terminated due to death or Executive becoming incapacitated by accident, sickness, or other circumstance that renders Executive mentally or physically incapable of performing the duties and services required of Executive hereunder on a full-time basis for a period of at least 180 consecutive calendar days (“Disability”), in each case, prior to the Vesting Date, Executive shall immediately vest on the date of such termination of employment as to any and all unvested Discretionary Contributions made to Executive’s Employer Discretionary Account. In addition, if a “Change in Control” (as defined in the DCP) occurs at any time during Executive’s employment hereunder, Executive shall immediately vest on the date of such Change in Control as to any and all unvested Discretionary Contributions made to Executive’s Employer Discretionary Account.

(c)    Settlement. Executive shall receive payment of vested Discretionary Contributions made to Executive’s Employer Discretionary Account upon Executive’s “Termination of Service” (as defined in the DCP) in accordance with the terms and conditions of Article VII of the DCP.

(d)    Other. Executive acknowledges and agrees that the Discretionary Contributions described in this Section 2.4 are subject to the terms and conditions applicable to Employer Discretionary Deferrals under the DCP.

2.5    Business and Entertainment Expenses. During Executive’s employment hereunder, subject to Company’s standard policies and procedures with respect to expense reimbursement as applied to its executive employees generally, Company shall reimburse Executive for, or pay on behalf of Executive, reasonable and appropriate expenses incurred by Executive for business-related purposes, including, but not limited to, dues and fees to industry and professional organizations and costs of entertainment and business development.

2.6    Indemnification. Company agrees to indemnify Executive against any and all liabilities arising out of Executive’s employment duties to the extent such liabilities are not covered by any insurance maintained by Company or Executive, including any liabilities that are caused by or result from an act or omission constituting the negligence of Executive in the performance of such duties, but excluding liabilities that are caused by or result from Executive’s own gross negligence or willful misconduct.

Article III

Term and Termination of Employment

3.1    Term. Unless sooner terminated pursuant to other provisions hereof, Company agrees to employ Executive for the period beginning on the Effective Date and ending on the third anniversary of the Effective Date (the “Initial Period”); provided, however, that upon the expiration of the Initial Period and on each subsequent anniversary of the Effective Date thereafter, the term of Executive’s employment under this Agreement shall automatically renew and extend for an additional one-year period (each period, a “Renewal Period”) unless, on or before the date that is 60 days prior to the expiration of the then-applicable Initial Period or Renewal Period, either party provides the other party with written notice of non-renewal, in which case the term of this Agreement shall expire upon the expiration of the then-existing Initial Period or Renewal Period (unless earlier terminated pursuant to Section 3.2 or Section 3.3 below).

3.2    Company’s Right to Terminate. Notwithstanding the provisions of Section 3.1, Company shall have the right to terminate Executive’s employment under this Agreement at any time for any of the following reasons:

(a)    Upon Executive’s death;

(b)    Upon Executive’s Disability;

(c)    For Cause;

(d)    For Executive’s material breach of any material provision of this Agreement which, if correctable, remains uncorrected for thirty days following written notice to Executive by Company of such breach; or

(e)    For any other reason whatsoever, in the sole discretion of the Supervisory Board of Directors.

3.3    Executive’s Right to Terminate. Notwithstanding the provisions of Section 3.1, Executive shall have the right to terminate Executive’s employment under this Agreement at any time for any of the following reasons:

(a)    For Good Reason; or

(b)    For any other reason whatsoever, in the sole discretion of Executive.

3.4    Notice of Termination. If Company or Executive desires to terminate Executive’s employment hereunder at any time prior to expiration of the term of employment as provided in Section 3.1, Company or Executive shall do so by giving written notice of such termination to the other party and stating the effective date and reason for such termination; provided, however, that no such action shall alter or amend any other provisions hereof or rights arising hereunder, including, without limitation, the provisions of Articles V and VI hereof. For all purposes of this Agreement, Executive shall be considered to have terminated employment with Company when Executive incurs a “separation from service” with Company within the meaning of Section 409A(a)(2)(A)(i) of the Code and applicable administrative guidance issued thereunder.

Article IV

Effect of Termination of Employment

4.1    Termination of Employment. If Executive’s employment hereunder shall (x) terminate upon expiration of the term provided in Section 3.1, (y) be terminated by Executive prior to the expiration of the term provided in Section 3.1 for any reason whatsoever (other than as described in the following sentence), or (z) be terminated by Company prior to expiration of the term provided in Section 3.1 for any reason whatsoever (other than as described in the following sentence), then all compensation and benefits to Executive hereunder shall terminate contemporaneously with the termination of such employment. Notwithstanding the foregoing, if:

(a)    within two years following the occurrence of a Change in Control, Executive’s employment with Company shall be terminated by Company for any reason other than those encompassed by Sections 3.2(a), 3.2(b), 3.2(c), or 3.2(d) or Executive’s employment with Company shall be terminated by Executive for Good Reason, then Company shall (i) pay Executive the Change in Control Payment and (ii) provide Executive with the Change in Control Benefits; and

(b)    at any time other than within two years following the occurrence of a Change in Control, Executive’s employment with Company shall be terminated by Company for any reason other than those encompassed by Sections 3.2(a), 3.2(b), 3.2(c), or 3.2(d) or Executive’s employment with Company shall be terminated by Executive for Good Reason, then Company shall (i) pay Executive the Severance Payment and (ii) provide Executive with the Severance Benefits.

The Change in Control Payment or Severance Payment, whichever is applicable, described in the preceding sentence shall be divided into substantially equal installments paid over the 12-month period on Company’s regularly scheduled pay dates following the date on which Executive’s employment terminates; provided, however, that (x) to the extent, if any, that the aggregate amount of the installments of the Change in Control Payment or Severance Payment, whichever is applicable, that would otherwise be paid pursuant to the preceding provisions of this section after March 15 of the calendar year following the calendar year in which such date of termination occurs (the “Applicable March 15”) exceeds the maximum exemption amount under Treasury Regulation Section 1.409A-1(b)(9)(iii)(A), then such excess shall be paid to Executive in a lump sum on the Applicable March 15 (or the first business day preceding the Applicable March 15 if the Applicable March 15 is not a business day) and the installments of the Change in Control Payment or Severance Payment, whichever is applicable, payable after the Applicable March 15 shall be reduced by such excess (beginning with the installment first payable after the Applicable March 15 and continuing with the next succeeding installment until the aggregate reduction equals such excess), (y) all remaining installments of the Change in Control Payment or Severance Payment, whichever is applicable, if any, that would otherwise be paid pursuant to the preceding provisions of this Section 5(a)(ii)(1) after December 31 of the calendar year following the calendar year in which such date of termination occurs shall be paid with the installment of the Change in Control Payment or Severance Payment, whichever is applicable, if any, due in December of the calendar year following the calendar year in which such date of termination occurs and (z) if required to satisfy the provisions of Section 409A(a)(2)(B)(i) of the Code, the Change in Control Payment or Severance Payment, whichever is applicable, (with interest on such payment from the date of Executive’s termination of employment to the actual date of payment at the prime rate of interest published in The Wall Street Journal on the date of termination of Executive’s employment (or if not published on that date, on the next following date when published)) shall be paid by Company to Executive not earlier than but as soon as practicable on or in any event within five days after the earlier of the date of Executive’s death or the date that is six months after the date of termination of Executive’s employment. Executive hereby agrees to be bound by Company’s determination of its “specified employees” (as such term is defined in Section 409A of the Code) in accordance with any of the methods permitted under the regulations issued under Section 409A of the Code.

4.2    No Duty to Mitigate Losses. Executive shall have no duty to find new employment following the termination of Executive’s employment under circumstances that require Company to pay any amount to Executive pursuant to this Article IV. Any salary or remuneration received by Executive from a third party for the providing of personal services (whether by employment or by functioning as an independent contractor) following the termination of Executive’s employment under circumstances pursuant to which this Article IV apply shall not reduce Company’s obligation to make a payment to Executive (or the amount of any such payment) pursuant to the terms of this Article IV.

4.3    Liquidated Damages. In light of the difficulties in estimating the damages for an early termination of this Agreement, Company and Executive hereby agree that the payments, if any, to be received by Executive pursuant to this Article IV shall be received by Executive as liquidated damages and not as a penalty.

4.4    Other Compensation Programs. This Agreement governs the rights and obligations of Executive and Company with respect to Executive’s annual base salary and certain perquisites of employment. Executive’s rights and obligations both during the term of Executive’s employment and thereafter with respect to stock options, restricted stock, incentive and deferred compensation, life insurance policies insuring the life of Executive, and other benefits under plans and programs maintained by Company shall be governed by the separate agreements, plans, programs, and other documents and instruments governing such matters, or as may be provided by law. Notwithstanding anything else in this Agreement, including this Section 4.4, any restricted stock award that has been granted to Executive during Executive’s employment with Company shall not be forfeited upon Executive’s voluntary retirement from Company on or after having reached the age of 64 years, but instead shall vest, to the extent and at the time, the criteria outlined in any Award Agreement (the “Award Agreement”) are met as described in that Award Agreement.

4.5    Certain Excise Taxes. Notwithstanding anything to the contrary in this Agreement, if Executive is a “disqualified individual” (as defined in Section 280G(c) of the Code), and the payments and benefits provided for in this Agreement, together with any other payments and benefits which Executive has the right to receive from Company or any of its Affiliates, would constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code), then the payments and benefits provided for in this Agreement shall be either (a) reduced (but not below zero) so that the present value of such total amounts and benefits received by Executive from Company or any of its Affiliates shall be one dollar ($1.00) less than three times Executive’s “base amount” (as defined in Section 280G(b)(3) of the Code) and so that no portion of such amounts and benefits received by Executive shall be subject to the excise tax imposed by Section 4999 of the Code or (b) paid in full, whichever produces the better net after-tax position to Executive (taking into account any applicable excise tax under Section 4999 of the Code and any other applicable taxes). The reduction of payments and benefits hereunder, if applicable, shall be made by reducing, first, payments or benefits to be paid in cash hereunder in the order in which such payment or benefit would be paid or provided (beginning with such payment or benefit that would be made last in time and continuing, to the extent necessary, through to such payment or benefit that would be made first in time) and, then, reducing any benefit to be provided in-kind hereunder in a similar order. The determination as to whether any such reduction in the amount of the payments and benefits provided hereunder is necessary shall be made by Company in good faith. If a reduced payment or benefit is made or provided and through error or otherwise that payment or benefit, when aggregated with other payments and benefits from Company or any of its affiliates used in determining if a “parachute payment” exists, exceeds one dollar ($1.00) less than three times Executive’s base amount, then Executive shall immediately repay such excess to Company upon notification that an overpayment has been made. Nothing in this Section 4.5 shall require Company to be responsible for, or have any liability or obligation with respect to, Executive’s excise tax liabilities under Section 4999 of the Code.

Article V

Protection of Information

5.1    Disclosure to Executive. Company shall (a) disclose to Executive, or place Executive in a position to have access to or develop, trade secrets or confidential information of Company or its Affiliates, and/or (b) entrust Executive with business opportunities of Company or its Affiliates, and/or (c) place Executive in a position to develop business good will on behalf of Company or its Affiliates.

5.2    Disclosure to and Property of Company. All information, ideas, concepts, improvements, discoveries, and inventions, whether patentable or not, which are conceived, made, developed, or acquired by Executive, individually or in conjunction with others, during Executive’s employment by Company (whether during business hours or otherwise and whether on Company’s premises or otherwise) that relate to Company’s business, products, or services (including, without limitation, all such information relating to corporate opportunities, research, financial and sales data, pricing terms, evaluations, opinions, interpretations, acquisitions prospects, the identity of customers or their requirements, the identity of key contacts within the customer’s organizations or within the organization of acquisition prospects, or marketing and merchandising techniques, prospective names, and marks) shall be disclosed to Company and are and shall be the sole and exclusive property of Company. Moreover, all documents, drawings, memoranda, notes, records, files, correspondence, manuals, models, specifications, computer programs, E-mail, voice mail, electronic databases, maps, and all other writings or materials of any type embodying any of such information, ideas, concepts, improvements, discoveries, and inventions are and shall be the sole and exclusive property of Company. Upon termination of Executive’s employment by Company, for any reason, Executive promptly shall deliver the same, and all copies thereof, to Company.

5.3    No Unauthorized or Damaging Use or Disclosure. Executive will not, at any time during or after Executive’s employment by Company, make any unauthorized disclosure of any confidential business information or trade secrets of Company or its Affiliates, or make any use thereof, except in the carrying out of Executive’s employment responsibilities hereunder. Affiliates of Company shall be third party beneficiaries of Executive’s obligations under this Section. As a result of Executive’s employment by Company, Executive may also from time to time have access to, or knowledge of, confidential business information or trade secrets of third parties, such as customers, suppliers, partners, joint venturers, and the like, of Company and its Affiliates. Executive also agrees to preserve and protect the confidentiality of such third party confidential information and trade secrets to the same extent, and on the same basis, as Company’s confidential business information and trade secrets. Executive shall refrain, both during the employment relationship and after the employment relationship terminates, from publishing any oral or written statements about Company, any of its Affiliates, or any of such entities’ officers, employees, agents, or representatives (a) that are slanderous, libelous, or defamatory, or (b) that disclose private or confidential information about Company, any of its Affiliates, or any of such entities’ business affairs, officers, employees, agents, or representatives, or (c) that constitute an intrusion into the seclusion or private lives of Company, any of its Affiliates, or any of such entities’ officers, employees, agents, or representatives, or (d) that give rise to unreasonable publicity about the private lives of Company, any of its Affiliates, or any of such entities’ officers, employees, agents, or representatives, or (e) that place Company, any of its Affiliates, or any of such entities’ officers, employees, agents, or representatives in a false light before the public, or (f) that constitute a misappropriation of the name or likeness of Company, any of its Affiliates, or any of such entities’ officers, employees, agents, or representatives. A violation or threatened violation of this prohibition may be enjoined by the courts.

5.4    Ownership by Company. If, during Executive’s employment by Company, Executive creates any work of authorship fixed in any tangible medium of expression, which is the subject matter of copyright (such as videotapes, written presentations, or acquisitions, computer programs, E-mail, voice mail, electronic databases, drawings, maps, architectural renditions, models, manuals, brochures, or the like) relating to Company’s business, products, or services, whether such work is created solely by Executive or jointly with others (whether during business hours or otherwise and whether on Company’s premises or otherwise), Company shall be deemed the author of such work if the work is prepared by Executive in the scope of Executive’s employment; or, if the work is not prepared by Executive within the scope of Executive’s employment but is specially ordered by Company as a contribution to a collective work, as a part of a motion picture or other audiovisual work, as a translation, as a supplementary work, as a compilation, or as an instructional text, then the work shall be considered to be work made for hire and Company shall be the author of the work. If such work is neither prepared by Executive within the scope of Executive’s employment nor a work specially ordered that is deemed to be a work made for hire, then Executive hereby agrees to assign, and by these presents does assign, to Company all of Executive’s worldwide right, title, and interest in and to such work and all rights of copyright therein.

5.5    Assistance by Executive. Both during the period of Executive’s employment by Company and thereafter, Executive shall assist Company and its nominee, at any time, in the protection of Company’s worldwide right, title, and interest in and to information, ideas, concepts, improvements, discoveries, and inventions, and its copyrighted works, including without limitation, the execution of all formal assignment documents requested by Company or its nominee and the execution of all lawful oaths and applications for patents and registration of copyright in the United States and foreign countries.

5.6    Remedies. Executive acknowledges that money damages would not be sufficient remedy for any breach of this Article by Executive, and Company shall be entitled to enforce the provisions of this Article by terminating any and all payments then owing to Executive under this Agreement and/or to specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies shall not be deemed the exclusive remedies for a breach of this Article, but shall be in addition to all remedies available at law or in equity to Company, including the recovery of damages from Executive and Executive’s agents involved in such breach and remedies available to Company pursuant to other agreements with Executive.

Article VI

Noncompetition Obligation

6.1    In General. As part of the consideration for the compensation and benefits to be paid to Executive hereunder; to protect the trade secrets and confidential information of Company and its Affiliates that have been and will in the future be disclosed or entrusted to Executive, the business good will of Company and its Affiliates that has been and will in the future be developed in Executive, or the business opportunities that have been and will in the future be disclosed or entrusted to Executive by Company and its Affiliates; and, as an additional incentive for Company to enter into this Agreement, Company and Executive agree to the noncompetition obligations hereunder. Executive shall not, directly or indirectly for Executive or for others, in any geographic area or market where Company or any of its Affiliates are conducting any business as of the date of the termination of the employment relationship or have during the previous twelve months conducted such business:

(a)    Engage in any business competitive with the business conducted by Company;

(b)    Provide comparable services to any other person, association, or entity who is primarily engaged in any business competitive with the business conducted by Company with respect to such competitive business; or

(c)    Induce any employee of Company or any of its Affiliates to terminate his or her employment with Company or such Affiliates, or hire or assist in the hiring of any such employee by any person, association, or entity not affiliated with Company.

The restrictions placed on Executive by this Section 6.1 shall apply during the period that Executive is employed by Company and for the two-year period thereafter if Executive’s employment with Company is terminated for any reason other than (i) by Executive for a Good Reason or (ii) by Company without Cause. Notwithstanding the foregoing, from and after the date upon which a Change in Control occurs, such restrictions shall cease to apply to Executive except for any period during which he is employed by Company.

6.2    Enforcement and Remedies. Executive understands that the restrictions set forth in Section 6.1 may limit Executive’s ability to engage in certain businesses anywhere in the world during the period provided for above, but acknowledges that Executive will receive sufficiently high remuneration and other benefits under this Agreement to justify such restriction. Executive acknowledges that money damages would not be sufficient remedy for any breach of this Article by Executive, and Company shall be entitled to enforce the provisions of this Article by terminating any payments then owing to Executive under this Agreement and/or to specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies shall not be deemed the exclusive remedies for a breach of this Article, but shall be in addition to all remedies available at law or in equity to Company, including without limitation, the recovery of damages from Executive and Executive’s agents involved in such breach and remedies available to Company pursuant to other agreements with Executive.

6.3    Reformation. It is expressly understood and agreed that Company and Executive consider the restrictions contained in this Article to be reasonable and necessary to protect the proprietary information of Company. Nevertheless, if any of the aforesaid restrictions are found by a court having jurisdiction to be unreasonable, or overly broad as to geographic area or time, or otherwise unenforceable, the parties intend for the restrictions therein set forth to be modified by such court so as to be reasonable and enforceable and, as so modified by the court, to be fully enforced.

Article VII

Miscellaneous

7.1    Notices. For purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Company to:	Core Laboratories N.V.
Strawinskylaan 913
Tower A, Level 9
1077 XX Amsterdam
The Netherlands
Attention: Managing Director

cc:	Chief Executive Officer
Core Laboratories LP
6316 Windfern
Houston, Texas 77040

If to Executive to:	Christopher S. Hill
c/o 6316 Windfern
Houston, Texas 77040

or to such other address as either party may furnish to the other in writing in accordance herewith, except that notices or changes of address shall be effective only upon receipt.

7.2    Applicable Law. This Agreement is entered into under, and shall be governed for all purposes by, the laws of the state of Texas, except as may be preempted by federal law.

7.3    No Waiver. No failure by either party hereto at any time to give notice of any breach by the other party of, or to require compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

7.4    Severability. If a court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable, then the invalidity or unenforceability of that provision shall not affect the validity or enforceability of any other provision of this Agreement, and all other provisions shall remain in full force and effect.

7.5    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

7.6    Withholding of Taxes and Other Employee Deductions. Company may withhold from any benefits and payments made pursuant to this Agreement all federal, state, city, and other taxes as may be required pursuant to any law or governmental regulation or ruling and all other normal employee deductions made with respect to Company’s employees generally.

7.7    Headings. The Article and Section headings herein have been inserted for purposes of convenience only and shall not be used for interpretive purposes.

7.8    Gender and Plurals. Wherever the context so requires, the masculine gender includes the feminine or neuter, and the singular number includes the plural and conversely.

7.9    Assignment. This Agreement shall be binding upon and inure to the benefit of Company and any successor of Company, by merger or otherwise. Except as provided in the preceding sentence, this Agreement, and the rights and obligations of the parties hereunder, are personal and neither this Agreement, nor any right, benefit, or obligation of either party hereto shall be subject to voluntary or involuntary assignment, alienation, or transfer, whether by operation of law or otherwise, without the prior written consent of the other party.

7.10    Term. This Agreement has a term co-extensive with the term of employment provided in Section 3.1. Termination shall not affect any right or obligation of any party which is accrued or vested prior to such termination. Without limiting the scope of the preceding sentence, the provisions of Articles V and VI shall survive any termination of the employment relationship and/or of this Agreement.

7.11    Entire Agreement. This Agreement constitutes the entire agreement of the parties with regard to the subject matter hereof, and contains all the covenants, promises, representations, warranties, and agreements between the parties with respect to employment of Executive by Company. Without limiting the scope of the preceding sentence, all prior understandings and agreements among the parties hereto relating to the subject matter hereof are hereby null and void and of no further force and effect. Any modification of this Agreement will be effective only if it is in writing and signed by the party to be charged.

7.12    Legal Fees and Expenses. It is the intent of Company that Executive not be required to bear any legal fees or related expenses associated with the interpretation, enforcement or defense of Executive’s rights under this Agreement (by litigation or otherwise) with respect to any termination of Executive’s employment on or after a Change in Control. Accordingly, if it should appear to Executive that Company has failed to comply with any of its obligations under this Agreement or in the event that Company or any other person takes or threatens to take any action to declare this Agreement void or unenforceable, or institutes any litigation or other action or proceeding designed to deny, or to recover from, Executive any benefit provided or intended to be provided to Executive hereunder, in each case with respect to Executive’s rights or obligations upon or following a termination of Executive’s employment on or after a Change in Control, then Company irrevocably authorizes Executive from time to time to retain counsel of Executive’s choice, at the expense of Company, to advise and represent Executive in connection with any such interpretation, enforcement or defense, including, without limitation, the initiation or defense of any litigation or other legal action, whether by or against Company or any director, officer, stockholder or other person affiliated with Company, in any jurisdiction. Notwithstanding any existing or prior attorney-client relationship between Company and such counsel, Company irrevocably consents to Executive entering into an attorney-client relationship with such counsel, and in that connection Company and Executive agree that a confidential relationship will exist between Executive and such counsel. Without regard to whether Executive prevails, in whole or in part, in connection with any of the foregoing, Company will pay and be solely financially responsible for any and all attorneys’ fees and related expenses incurred by Executive in connection with any of the foregoing, except to the extent that a final judgment no longer subject to appeal finds that a claim or defense asserted by Executive was frivolous. In such a case, the portion of such fees and expenses incurred by Executive attributable to such frivolous claim or defense shall become Executive’s sole responsibility and any funds advanced by Company with respect to the same shall be promptly returned to Company by Executive without interest. Any reimbursement of attorneys’ fees and related expenses required under this Section 7.12 shall be made by Company upon or as soon as practicable following receipt of supporting documentation reasonably satisfactory to Company (but in any event not later than the close of Executive’s taxable year following the taxable year in which the fee or expense is incurred by Executive); provided, however, that, upon Executive’s termination of employment with Company, in no event shall any additional reimbursement be made prior to the date that is six months after the date of Executive’s termination of employment to the extent such payment delay is required under Section 409A(a)(2)(B)(i) of the Code. In no event shall any reimbursement be made to Executive for such fees and disbursements incurred after the later of (a) Executive’s death or (b) the date that is ten years after the date of Executive’s termination of employment with Company.

7.13    Section 409A. Notwithstanding any provision of this Agreement to the contrary, all provisions of this Agreement are intended to comply with Section 409A of the Code, and the applicable Treasury regulations and administrative guidance issued thereunder, or an exemption therefrom and shall be construed and administered in accordance with such intent. Any payments under this Agreement that may be excluded from Section 409A of the Code either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A of the Code to the maximum extent possible. For purposes of Section 409A of the Code, each installment payment provided under this Agreement shall be treated as a separate payment. To the extent that any right to reimbursement of expenses or payment of any benefit in-kind under this Agreement constitutes nonqualified deferred compensation (within the meaning of Section 409A of the Code), (i) any such expense reimbursement shall be made by Company no later than the last day of the taxable year following the taxable year in which such expense was incurred by Executive, (ii) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, and (iii) the amount of expenses eligible for reimbursement or in-kind benefits provided during any taxable year shall not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other taxable year; provided, that the foregoing clause shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period in which the arrangement is in effect.

Article VIII

Definitions

8.1    Definitions. Where the following words and phrases appear in this Agreement, each shall have the respective meaning set forth below, unless the context clearly indicates to the contrary.

(a)    “Affiliate” shall mean any entity that owns or controls, is owned or controlled by, or is under common ownership or control with, Core Laboratories N.V.

(b)    “Bloomberg Peer Group” shall mean the group of companies used by Company as the peer comparison group for the Restricted Performance Share Awards (or similar awards) made annually by Company (“PSAP”), as determined for each year that a PSAP award vests (i.e., there will be one Bloomberg Peer Group that is compiled at the end of each calendar year and that group will be used to measure both PSAP vesting and any contribution to be made under Section 2.4(a)).

(c)    “Cause” shall mean a determination by the Supervisory Board of Directors or the Chief Executive Officer of Company that Executive (i) has been convicted of a misdemeanor involving moral turpitude or a felony, (ii) has engaged in conduct which is materially injurious (monetarily or otherwise) to Company or any of its Affiliates (including, without limitation, misuse of Company’s or an Affiliate’s funds or other property), (iii) has engaged in gross negligence or willful misconduct in the performance of Executive’s duties, (iv) has willfully refused without proper legal reason to perform Executive’s duties and responsibilities, (v) has materially breached any material provision of this Agreement or any other agreement between Company and Executive, or (vi) has materially breached any material corporate policy maintained and established by Company that is of general applicability to officers of Company.

(d)    “Change in Control” shall mean (i) a merger of Company with another entity, a consolidation involving Company, or the sale of all or substantially all of the assets of Company to another entity if, in any such case, (A) the holders of equity securities of Company immediately prior to such transaction or event do not beneficially own immediately after such transaction or event, in substantially the same proportions that they owned the equity securities of Company immediately prior to such transaction or event, 50% or more of the common equity of the resulting entity, (B) the holders of equity securities of Company immediately prior to such transaction or event do not beneficially own immediately after such transaction or event, in substantially the same proportions that they owned the equity securities of Company immediately prior to such transaction or event, equity securities of the resulting entity entitled to 50% or more of the votes then eligible to be cast in the election of directors generally (or comparable governing body) of the resulting entity, or (C) the persons who were members of the Supervisory Board of Directors immediately prior to such transaction or event shall not constitute at least a majority of the board of directors of the resulting entity immediately after such transaction or event, (ii) shareholder approval of a plan of dissolution or liquidation of

Company, (iii) when any person or entity, including a “group” as contemplated by Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (other than a trustee or other fiduciary holding securities under an employee benefit plan of Company or any affiliate of Company), acquires or gains ownership or control (including, without limitation, power to vote) of more than 30% of the combined voting power of the outstanding securities of, (A) if Company has not engaged in a merger or consolidation, Company, or (B) if Company has engaged in a merger or consolidation, the resulting entity, or (iv) a change in the composition of the Supervisory Board of Directors, as a result of which fewer than a majority of the supervisory directors are Incumbent Directors. For purposes of the preceding sentence, (A) “resulting entity” in the context of a transaction or event that is a merger, consolidation or sale of all or substantially all assets shall mean the surviving entity (or acquiring entity in the case of an asset sale) unless the surviving entity (or acquiring entity in the case of an asset sale) is a subsidiary of another entity and the holders of common equity of Company receive capital stock of such other entity in such transaction or event, in which event the resulting entity shall be such other entity, (B) subsequent to the consummation of a merger or consolidation that does not constitute a Change in Control, the term “Company” shall refer to the resulting entity and the term “Supervisory Board of Directors” shall refer to the board of directors (or comparable governing body) of the resulting entity, and (C) “Incumbent Directors” shall mean directors who either (1) are directors of Company as of the Effective Date, or (2) are elected, or nominated for election, to the Supervisory Board of Directors with the affirmative votes of at least two-thirds of the Incumbent Directors at the time of such election or nomination, but Incumbent Director shall not include an individual whose election or nomination occurs as a result of either (I) an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or (II) an actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Supervisory Board of Directors. For purposes of this Section 8.1(d), all references to “Company” shall refer solely to Core Laboratories N.V. except as expressly provided in clause (c)(iv)(B) of the preceding sentence.

(e)    “Change in Control Benefits” shall mean (i) continued coverage under Company’s medical, dental, and group life insurance plans (or, as the case may be, those plans of the Affiliate at whose offices Executive spends a majority of Executive’s working time) shall be provided for Executive and those of Executive’s dependents (including Executive’s spouse) who were covered under such plans on the day prior to Executive’s termination of employment with Company for twenty-four months from the date of such termination at no cost to Executive or Executive’s dependents; provided, however, that (A) such coverage shall be subject to all of the terms and conditions of such plans, including, without limitation, the eligibility provisions, (B) such coverage shall terminate if and to the extent Executive or Executive’s dependents become covered by the medical, dental, and life insurance plans of a subsequent employer (and any such coverage shall be promptly reported to Company by Executive), and (C) in the event that continued participation in any such Company plan (or such Affiliate’s plan, as the case may be) is not permitted by the terms of such plan, Company shall use its best efforts to arrange, upon comparable terms, benefits substantially equivalent to those that were provided under such Company plan (or such Affiliate’s plan, as the case may be). The medical and dental coverage described in the preceding sentence shall be provided through an arrangement that satisfies the requirements of Sections 105 and 106 of the Code such that the benefits or reimbursements under such arrangement are not includible in Executive’s income (and, if continued coverage under Company’s plans (or such Affiliate’s plans, as the case may be) does not satisfy this requirement, then Company shall arrange, upon comparable terms, for coverage providing substantially equivalent benefits to be provided under one or more insurance policies that will satisfy this requirement), plus (ii)immediate vesting of any outstanding equity awards as of the effective date of such Change in Control, except with regard to Restricted Performance Shares, such performance shares would vest as of the effective date of the Change in Control, measured using the actual result of the Performance Criteria as of the most recent quarter-end, plus (iii) reimbursement of reasonable outplacement services incurred by Executive during the twelve month period beginning on the date of termination; provided, however, that (A) any reimbursements for outplacement services shall not exceed $25,000 in the aggregate and (B) Executive must provide documentation acceptable to Company evidencing Executive’s payment of outplacement services.

(f)    “Change in Control Payment” shall mean an amount equal to the sum of (i) two times the sum of (A) Executive’s annual base salary as in effect pursuant to Section 2.1 immediately prior to Executive’s termination of employment with Company and (B) the target annual incentive bonus amount that Executive could have earned for the year during which Executive’s employment with Company terminates, plus (ii) the target annual incentive bonus amount that Executive could have earned for the year during which Executive’s employment with Company terminates, multiplied by a fraction, the numerator of which is the number of days that have elapsed from the beginning of such year through the date of termination and the denominator of which is the total number of days in such year (the “Pro-Rata Bonus”).

(g)    “Code” shall mean the Internal Revenue Code of 1986, as amended.

(h)    “Committee” shall mean the Compensation Committee of the Supervisory Board of Directors.

(i)    “Company” shall mean Core Laboratories N.V. and its Affiliates.

(j)    “Effective Date” shall mean January 1, 2019.

(k)    “Good Reason” shall mean: (i) a material diminution in Executive’s authority, duties, or responsibilities from those applicable to Executive as of the Effective Date or as agreed to in writing by the parties; (ii) a permanent change and relocation of Executive’s principal place of employment with Company, which is more than 50 miles away from the prior location; (iii) a material breach by Company of any material provision of this Agreement; or (iv) a material diminution in Executive’s base salary. Notwithstanding the provisions of the preceding sentence, any assertion by Executive of a termination of employment for Good Reason shall not be effective unless all of the following conditions are satisfied: (A) the condition described in clause (i), (ii), (iii), or (iv) of the preceding sentence giving rise to Executive’s termination of employment must have arisen without Executive’s written consent; (B) Executive must provide written notice to Company of such condition in accordance with paragraph 7.1 within 90 days of the initial existence of the condition; (C) the condition specified in such notice must remain uncorrected for 30 days after receipt of such notice by Company; and (D) the date of Executive’s termination of employment must occur within 180 days after the initial existence of the condition specified in such notice.

(l)    “Severance Benefits” shall mean reimbursement of reasonable outplacement services incurred by Executive during the twelve month period beginning on the date of termination; provided, however, that (A) any reimbursements for outplacement services shall not exceed $25,000 in the aggregate and (B) Executive must provide documentation acceptable to Company evidencing Executive’s payment of outplacement services.

(m)    “Severance Payment” shall mean an amount equal to the sum of (i) one and one-half times Executive’s annual base salary as in effect pursuant to Section 2.1 immediately prior to Executive’s termination of employment with Company, plus (ii) the Pro-Rata Bonus.

(n)    “Supervisory Board of Directors” shall mean the Board of Supervisory Directors of Core Laboratories N.V.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the 1st day of March, 2019, to be effective as of the Effective Date.

CORE LABORATORIES N.V.

By:	Core Laboratories International B.V., its sole managing director

	By:	/s/ Jacobus Schouten
Jacobus Schouten
Managing Director of
Core Laboratories International B.V.

EXECUTIVE

/s/ Christopher S. Hill
Christopher S. Hill

Signature Page to

Employment Agreement